U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR EXEMPTIONS FROM SECTION 12(d)(1)(A), 12(d)(1)(B) AND 12(d)(1)(C) OF THE ACT AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT EXEMPTING CERTAIN TRANSACTIONS FROM SECTION 17(a) OF THE ACT TO SUPERCEDE A PRIOR ORDER

GOLDMAN SACHS TRUST

GOLDMAN SACHS TRUST II

GOLDMAN SACHS ETF TRUST

GOLDMAN SACHS VARIABLE INSURANCE TRUST

GOLDMAN SACHS ASSET MANAGEMENT, L.P.

GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL

and

GS INVESTMENT STRATEGIES, LLC

File No. 812-14764

200 West Street

New York, NY 10282

Please direct all communications regarding this application to:

Stephen H. Bier, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036-6797 Phone: 212-698-3889 Fax: 212-261-3092	Brenden P. Carroll, Esq. Dechert LLP 1900 K Street, NW Washington, D.C. 20006-1110 Phone: 202-261-3458 Fax: 212-261-3333

With copies to:

Caroline L. Kraus

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

As filed with the U.S. Securities and Exchange Commission on April 19, 2018

Page 1 of 34 sequentially numbered pages (including exhibits)

I.	INTRODUCTION

Goldman Sachs Trust (“GST”), Goldman Sachs Trust II (“GSTII”), Goldman Sachs ETF Trust (“GSETF”) and Goldman Sachs Variable Insurance Trust (“GSVIT”) (each of GST, GSTII, GSETF and GSVIT being a “Trust” and together the “Trusts”) and Goldman Sachs Asset Management, L.P. (“GSAM”), Goldman Sachs Asset Management International (“GSAMI”) and GS Investment Strategies, LLC (“GSIS”) (each of GSAM, GSAMI and GSIS being an “Adviser” and together the “Advisers”)1 (the Trusts and Advisers being together the “Applicants”) hereby submit this application (the “Application”) with the U.S. Securities and Exchange Commission (the “Commission”) for an order as described below (the “Order”). Applicants request that the Order apply not only to the existing series of the Trusts (the “Initial Funds”), but that the Order also extend to any future series of the Trusts and any other existing or future registered open-end management investment companies and any series thereof that are part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Trusts and are, or may in the future be, advised by the Advisers or any other investment adviser controlling, controlled by or under common control with the Advisers (together with the Initial Funds, each series a “Fund,” and collectively, the “Funds”).

The Order would supersede an exemptive order issued by the Commission on August 26, 2008 (the “Prior Order”) that was granted under Section 12(d)(1)(J) of the Act for exemptions from Sections 12(d)(1)(A) and 12(d)(1)(B) and under Sections 6(c) and 17(b) of the Act exempting certain transactions from Section 17(a) of the Act with the effect that no person will rely on the Prior Order if the Order is granted.2

Applicants request that the Commission issue the Order under Section 12(d)(1)(J) of the Act exempting them from the limitations set forth in Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the Act to the extent necessary to permit: (1) a Fund (each, a “Fund of Funds,” and collectively, the “Funds of Funds”) to acquire shares of registered open-end management investment companies (each, an “Unaffiliated Open-End Investment Company”), registered closed-end management investment companies and “business development companies,” as

[1]	All references to the term “Advisers” include successors in interest to such Advisers. Successors in interest are limited to entities that result from a reorganization into another jurisdiction or change in the type of business organization.
[2]	See Goldman Sachs Trust, et al., Investment Company Act Release Nos. 28347 (notice) and 28366 (order).

defined by Section 2(a)(48) of the Act (each, a “BDC”)3 (each registered closed-end management investment company and each BDC, an “Unaffiliated Closed-End Investment Company” and, together with the Unaffiliated Open-End Investment Companies, “Unaffiliated Investment Companies”), and registered unit investment trusts (each, a “UIT” ) (collectively, “Unaffiliated UITs”), in each case that are not in the same “group of investment companies” as the Fund of Funds (collectively, the “Unaffiliated Funds”);4 (2) Unaffiliated Funds, their principal underwriters and any broker or dealer registered under the 1934 Act (“Broker”) to sell shares of such Unaffiliated Funds to the Funds of Funds; (3) Funds of Funds to acquire shares of registered open-end management investment companies (each, an “Affiliated Open-End Investment Company”), registered closed-end management investment companies and BDCs (each, an “Affiliated Closed-End Investment Company,” and, together with the Affiliated Open-End Investment Companies, “Affiliated Investment Companies”),5 and registered UITs (collectively, “Affiliated UITs”)6, in each case that are in the same group of investment companies as the Funds of Funds (collectively, “Affiliated Funds”); and (4) Affiliated Funds, their principal underwriters and any Broker to sell shares of the Affiliated Funds to the Funds of Funds.

[3]	While BDCs are not required to register under the Act, they are subject to the provisions of Sections 55 through 65 thereof. Applicants do not believe that investments in BDCs present any particular considerations or concerns that may be different from those presented by investments in registered closed-end investment companies. Shares of certain BDCs, like shares of registered closed-end investment companies, are traded on a national securities exchange, thereby providing investors with the same degree of liquidity as other publicly traded investments. In addition, BDCs are registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and their shares are registered under the Securities Act of 1933, as amended (the “1933 Act”), and are subject to registration and reporting requirements under those two statutes. Accordingly, the Applicants do not believe, for purposes of the relief requested herein, that there are any fundamentally different issues between investments in BDCs and investments in registered closed-end investment companies.
[4]	For purposed of this Application, the term “group of investment companies” means any two or more registered investment companies, including closed-end investment companies and BDCs, that hold themselves out to investors as related companies for purposes of investment and investor services.
[5]	Unaffiliated Investment Companies and Affiliated Investment Companies are collectively referred to herein as “Underlying Investment Companies.”
[6]	Unaffiliated UITs and Affiliated UITs are collectively referred to herein as “Underlying UITs.”

Applicants also request that the Commission issue the Order under Sections 6(c) and 17(b) of the Act exempting the transactions described in clauses (1) through (4) above from Section 17(a) of the Act to the extent necessary to permit Unaffiliated Funds and Affiliated Funds (collectively, “Underlying Funds”)7 to sell their shares to Funds of Funds and to redeem their shares from Funds of Funds as and to the extent described in this Application.

All existing entities that intend to rely on the Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of this Application and the Order.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

[7]	A Fund of Funds may invest in Unaffiliated Funds and/or Affiliated Funds. Certain of the Underlying Funds registered under the Act as either UITs or open-end management investment companies may have requested and obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as exchange traded funds (collectively, “ETFs” and each an “ETF”). In addition, certain of the Underlying Funds may in the future pursue their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the Act. Each Fund of Funds may invest in an Underlying Fund that operates as a feeder fund in a master-feeder arrangement. In accordance with Condition 12 herein, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same group of investment companies as its corresponding master fund or the Fund of Funds. If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and the corresponding master fund is not within the same group of investment companies as the Fund of Funds and Affiliated Fund, the master fund would be an Unaffiliated Fund for purposes of this Application and its conditions. In addition, certain Underlying Investment Companies may invest up to 25% of their assets in a wholly-owned and controlled subsidiary of the Underlying Investment Company, organized under the laws of the Cayman Islands as an exempted company or under the laws of another non-U.S. jurisdiction (each, a “Wholly-Owned Subsidiary”), in order to invest in commodity-related instruments and certain other instruments. For an Underlying Investment Company that invests in a Wholly-Owned Subsidiary, an investment adviser to the Underlying Investment Company would serve as investment adviser to the Wholly-Owned Subsidiary.

II.	APPLICANTS

A.	GST

GST is an open-end management investment company registered under the Act and organized as a Delaware statutory trust. Under Delaware law and GST’s Agreement and Declaration of Trust, GST is managed under the direction of its board of trustees (“Board”).8 GST is a series trust which currently offers 90 Funds, each of which has its own investment objectives and policies. Shares of GST are registered under the 1933 Act and are offered directly to the public.

B.	GSTII

GSTII is an open-end management investment company registered under the Act and organized as a Delaware statutory trust. Under Delaware law and GSTII’s Agreement and Declaration of Trust, GSTII is managed under the direction of its Board. GSTII is a series trust which currently offers 16 Funds, each of which has its own investment objectives and policies. Shares of GSTII are registered under the 1933 Act and are offered directly to the public.

C.	GSETF

GSETF is an open-end management investment company registered under the Act and organized as a Delaware statutory trust. Under Delaware law and GSETF’s Agreement and Declaration of Trust, GSETF is managed under the direction of its Board. GSETF is a series trust which currently offers 12 Funds, each of which has its own investment objectives and policies. Shares of GSETF are registered under the 1933 Act and are offered directly to the public. GSETF has obtained exemptions from the Commission necessary to permit its shares to be listed and traded on a national securities exchange at negotiated prices and to operate as an ETF.9

[8]	The term “Board,” as used in this Application, shall refer to the board of directors or trustees of the applicable entity.
[9]	See Goldman Sachs ETF Trust, et al., Investment Company Act Release Nos. 31427 (notice) and 31466 (order); and Goldman Sachs ETF Trust, et al., Investment Company Act Release Nos. 31428 (notice) and 31465 (order).

D.	GSVIT

GSVIT is an open-end management investment company registered under the Act and organized as a Delaware statutory trust. Under Delaware law and GSVIT’s Agreement and Declaration of Trust, GSVIT is managed under the direction of its Board. GSVIT is a series trust which currently offers 14 Funds, each of which has its own investment objectives and policies. Shares of GSVIT are registered under the 1933 Act. Shares of GSVIT are not offered directly to the public. They are offered only to insurance company separate accounts (the “Separate Accounts”) that fund variable annuity and variable life insurance contracts (the “Variable Contracts”) issued by participating insurance companies. The Separate Accounts may be registered under the Act (the “Registered Separate Accounts”), or unregistered thereunder, in reliance on Sections 3(c)(1), 3(c)(7), 3(c)(11) or other applicable sections thereof (the “Unregistered Separate Accounts”). The Variable Contracts are offered to qualified pension and retirement plans within the meaning of Treasury Regulation 1.817-5(f)(3)(iii) and may in the future be offered to certain other eligible persons under Treasury Regulation 1.817-5(3).

E.	GSAM

GSAM is a Delaware limited partnership, an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. and an affiliate of Goldman Sachs and Co. LLC (“Goldman Sachs”), GSAMI and GSIS. Goldman Sachs Global Holdings L.L.C., which is a majority-owned, direct subsidiary of The Goldman Sachs Group, Inc., has a minority interest in GSAM. GSAM is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves as investment adviser for one or more of the Funds. As one of the Advisers, GSAM, subject to the supervision of the applicable Board, is responsible for administering the business affairs of certain Funds, including making investment decisions and placing portfolio transactions.

F.	GSAMI

GSAMI is a company organized as a private unlimited company under the laws of England and Wales and is registered with the Commission under the Advisers Act. GSAMI is indirectly wholly-owned by The Goldman Sachs Group, Inc. Goldman Sachs UK Limited, which is indirectly wholly-owned by The Goldman Sachs Group, Inc., has a majority interest in GSAMI. GSAMI’s investment advisory business is regulated under the Advisers Act by the Commission and authorized and regulated by the United Kingdom’s Financial Conduct Authority. GSAMI is an affiliate of Goldman Sachs, GSAM and GSIS and serves as investment adviser for one or more of the Funds. As one of the Advisers, GSAMI, subject to the supervision of the applicable Board, is responsible for administering the business affairs of certain Funds, including making investment decisions and placing portfolio transactions.

G.	GSIS

GSIS is a Delaware limited liability company, a wholly-owned, indirect subsidiary of The Goldman Sachs Group, Inc. and an affiliate of Goldman Sachs, GSAM and GSAMI. GSAM Holdings L.L.C., which is a wholly-owned, direct subsidiary of The Goldman Sachs Group, Inc., has a majority interest in GSIS. GSIS is a registered investment adviser under the Advisers Act and serves as investment adviser for one or more of the Funds. As one of the Advisers, GSIS, subject to the supervision of the applicable Board, is responsible for administering the business affairs of certain Funds, including making investment decisions and placing portfolio transactions.

III.	INVESTMENT STRATEGIES OF THE FUNDS

Each Fund is structured as an open-end management investment company with distinct investment objectives and strategies. Certain Funds are structured or will be structured as “funds of funds,” as they invest or will invest a portion or all of their assets in the securities of investment companies. Because certain Funds invest or will invest in the shares of the Underlying Funds, they are or will be subject to the limitations of Section 12(d)(1) of the Act, which, as described in further detail below, limits the ability of investment companies to invest their assets in, or sell their assets to, other investment companies. Prior to obtaining the requested relief, certain Funds invest or may invest in the Underlying Funds in reliance on Section 12(d)(1)(F), Section 12(d)(1)(G), Section 12(d)(1)(G) or the Prior Order.

IV.	APPLICABLE LAW AND LEGAL ANALYSIS

A.	Section 12(d)(1) Relief

1.	Explanation of Section 12(d)(1)

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section.10 Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:

•	duplicative costs;

[10]	Section 12 of the Act is made applicable to BDCs by Section 60 of the Act.

•	the exercise of undue influence or control over the underlying funds; and

•	the complexity of such arrangements.[11]

Specifically, Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition: (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale or disposition: (a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it, or (b) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

Section 12(d)(1)(C) prohibits an investment company from purchasing or otherwise acquiring any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10% of the total outstanding voting stock of such closed-end company.

2.	Request for an Order of Exemption Pursuant to Section 12(d)(1)(J)

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Therefore, Applicants request an exemption under Section 12(d)(1)(J) of the Act from the limitations of Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the Act to the extent necessary to permit: (i) the Funds of Funds to acquire shares of Underlying

[11]	See Report of the SEC on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966) (“PPI Report”).

Funds in excess of the limits set forth in Section 12(d)(1)(A) and 12(d)(1)(C) of the Act and (ii) each Underlying Fund that is a registered open-end management investment company or series thereof, their principal underwriters and any Broker to sell shares of the Underlying Funds to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act. For the reasons discussed below, the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the Act. Accordingly, the Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.

3.	No Undue Influence

Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds’ investment in the Affiliated Funds, because they are part of the same group of investment companies, nor does it arise with respect to Unaffiliated Funds, which each will operate independently as determined by its own Board and management. Moreover, Applicants represent that, to the extent they are relying on the Order, they will not invest in the Underlying Funds with any purpose, or with the effect of, changing or influencing the control of the Underlying Funds, or in connection with or as a participant in any transaction having that purpose or effect, and they will not take any action to influence the investment advisers or Boards of the Underlying Funds.12

Additionally, to limit the control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, Applicants propose Condition 1 so that:

•	The Advisers and any person controlling, controlled by or under common control with the Advisers, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act advised or sponsored by the Advisers or any person controlling, controlled by or under common control with the Advisers (collectively, the “Group”) will not control (individually or in the aggregate) any Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act; and

[12]	Applicants acknowledge the requirement to file a Schedule 13G with the Commission with respect to beneficial ownership of more than 5% of any equity security issued by a closed-end fund.

•	Any other investment adviser within the meaning of Section 2(a)(20)(B) of the Act to a Fund of Funds (a “Sub-Adviser”) and any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, the “Sub-Adviser Group”) will not control (individually or in the aggregate) any Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.

Also, Applicants have addressed the concern that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder’s ability to vote a large block of stock. The concern arises because closed-end funds are required to hold annual meetings at which directors are elected and shareholder proposals respecting a variety of matters relating to the management and operations of the funds may be presented, including, among other things, proposals to terminate the investment advisory contract or to convert the fund to an open-end fund. By contrast, open-end funds are not required to hold shareholder meetings except in special circumstances. As the Commission observed in the PPI Report, “although the acquisition of the stock of closed-end companies does not pose the same problem of control through the right of redemption, the power to vote a significant block of stock of a closed-end company may represent the potential for exercise of control.”13

Therefore, proposed Condition 1 will require, with respect to any Fund of Fund’s investments in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act to vote its shares of such Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Adviser Group to vote its shares of such Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company’s shares. Further, if, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or the Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund, then the Group

[13]	PPI Report, supra note 11, at 324.

or the Sub-Adviser Group (except for any member of the Group or the Sub-Adviser Group that is a Separate Account) will vote its shares of such Unaffiliated Fund in the same proportion as the vote of all other holders of such Unaffiliated Fund’s shares. A Registered Separate Account will seek voting instructions from owners of Variable Contracts issued through it and will vote its shares of an Unaffiliated Fund held by the Registered Separate Account in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either: (i) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares; or (ii) seek voting instructions from owners of Variable Contracts issued through it and vote its shares of the Unaffiliated Fund in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. This condition will not apply to the Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated UIT). Applicants believe that proposed Condition 1 protects Unaffiliated Closed-End Investment Companies from undue influence by a Fund of Funds.

To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Fund, Applicants propose Condition 2 which precludes a Fund of Funds or the Advisers, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”). No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

In seeking to limit the potential for undue influence and conflicts of interest, Applicants propose Condition 3, which requires that, prior to investing in Unaffiliated Funds, the Board of each Fund of Funds, including a majority of the directors or trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act (the

“Independent Trustees”), will adopt procedures reasonably designed to ensure that the Advisers and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions. Further, proposed Condition 4 provides that once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of its Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition will not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

In addition, Applicants have addressed concerns regarding undue influence and conflicts of interest by proposing Condition 5 which provides that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor of an Unaffiliated UIT) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, Sub-Adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate,” except that any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”

Furthermore, Applicants have proposed Condition 6 which requires that, prior to an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeding the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of its Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the Fund of Funds’ investment in such Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

Also, proposed Condition 7 requires that the Unaffiliated Investment Company will also keep records concerning its purchases in Affiliated Underwritings. Specifically, the Unaffiliated Investment Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

To further ensure that an Unaffiliated Investment Company understands and appreciates the implications of a Fund of Funds’ investment under the requested exemptive relief, proposed Condition 8 requires, prior to its investment in the shares of an Unaffiliated Investment Company in excess of the limit of Section 12(d)(1)(A)(i) of the Act, that a Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the Order and agree to fulfill their responsibilities under the Order (“FOF Participation Agreement”). At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. An Unaffiliated Investment Company (other than an ETF or an Unaffiliated Closed-End Investment Company whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.14

4.	No Excessive Layering of Fees

Applicants submit that the funds of funds structure as described herein will not result in excessive layering of fees. Based on the proposed structure, Applicants do not believe that the funds of funds arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue. Within the structure, the Underlying Funds may pay advisory fees to their respective adviser(s). In addition, the Underlying Funds will pay fees to their respective service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., compliance and fund accounting). Underlying Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services beneficial to shareholders. Applicants acknowledge that the Shareholders of each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.

[14]

An Unaffiliated Investment Company, including an ETF or an Unaffiliated Closed-End Investment Company, would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A)(i) of the Act by declining to execute the FOF Participation Agreement with the Fund of Funds. In addition, subject solely to the giving of notice to a Fund of Funds and the passage of a reasonable notice period, an Unaffiliated Fund could terminate an FOF Participation Agreement with the Fund of Funds. The terms of the FOF Participation Agreement will specify that the obligations of the Unaffiliated Fund and its Board related to shares already purchased and held by a Fund of Funds will survive termination of the FOF Participation Agreement until the Fund of Funds reduces its holdings in the Unaffiliated Fund below the limit set forth in Section 12(d)(1)(A)(i) of the Act.

Applicants observe that each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses. Such services to the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.

However, to ensure that the investment advisory or management fees are not duplicative, Applicants propose Condition 9, which requires that prior to reliance on the Order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of its Independent Trustees, will find that the management or advisory fees charged under a Fund of Funds’ advisory contract(s) are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

In addition, in accordance with proposed Condition 10, the Advisers will waive fees otherwise payable to them by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Advisers, or an affiliated person of the Adviser, other than any advisory fees paid to the Advisers or an affiliated person of the Advisers by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.

Applicants also propose Condition 11, so that, with respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and services fees, as defined in Rule 2341 of the consolidated FINRA rulebook (“FINRA Rule 2341”), if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds as set forth in FINRA Rule 2341. In this regard, Applicants note that, with respect to ETFs and closed-end funds, including traded BDCs, shares of ETFs and closed-end funds, including traded BDCs, generally are purchased in the secondary market without sales loads (although a

Fund of Funds may incur customary brokerage commissions) and closed-end funds, including BDCs, and most ETFs do not pay 12b-1 fees. In addition, Applicants represent that the Funds of Funds will not invest in reliance on the Order in BDCs or closed-end investment companies that are not listed and traded on a national securities exchange. Accordingly, there should be no concern of layering of sales loads and 12b-1 fees when the Underlying Fund is a closed-end fund, including a BDC, or an ETF.

Applicants represent that each Fund of Funds will represent in the FOF Participation Agreement that no insurance company sponsoring a Registered Separate Account funding Variable Contracts will be permitted to invest in the Fund of Funds unless the insurance company has certified to the Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the Fund of Funds, including fees and charges at the Separate Account, Fund of Funds, and the Underlying Fund levels, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

5.	Structure is not Overly Complex

Applicants assert that the proposed arrangement will not create an overly complex fund structure that would confuse investors, because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act and either is an Affiliated Fund or is in the same group of investment companies as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions; or (d) invests in a Wholly-Owned Subsidiary of the Underlying Fund as described in the Application.

Certain of the Underlying Investment Companies may invest up to 25% of their assets in a Wholly-Owned Subsidiary (e.g., a subsidiary organized under the laws of the Cayman Islands as an exempted company) for the purpose of assuring that the Underlying Investment Companies continue to qualify as regulated investment companies (“RICs”) under Subchapter M of the Internal Revenue Code. The use of a Wholly-Owned Subsidiary in

this limited context and for this limited purpose does not raise additional concerns about undue influence, layering of fees and complex structures that Section 12(d)(1) was designed to prevent. Applicants represent that, with respect to each Underlying Investment Company in which a Fund of Funds will invest that has a Wholly-Owned Subsidiary: (1) such Underlying Investment Company will be the sole and legal beneficial owner of its Wholly-Owned Subsidiary; (2) an investment adviser to such Underlying Investment Company will manage the investments of both the Underlying Investment Company and its Wholly-Owned Subsidiary; (3) such Underlying Investment Company’s investment in the Wholly-Owned Subsidiary enables the Underlying Investment Company to continue to qualify as a RIC; and (4) there will be no inappropriate layering of fees and expenses as a result of such Underlying Investment Company investing in a Wholly-Owned Subsidiary. An Underlying Investment Company that invests in a Wholly-Owned Subsidiary will consolidate its financial statements with the Wholly-Owned Subsidiary’s financial statements, provided that U.S. GAAP or other applicable accounting standards permit consolidation. In assessing compliance with the asset coverage requirements under Section 18(f) of the Act, an Underlying Investment Company will deem the assets, liabilities and indebtedness of a Wholly-Owned Subsidiary in which the Underlying Investment Company invests as its own. In addition, the expenses of the Wholly-Owned Subsidiary are included in the total annual fund operating expenses in the prospectus of the relevant Underlying Investment Company. Because of the nature of their holdings, a Wholly-Owned Subsidiary may not be able to rely on Sections 3(c)(1) or 3(c)(7) of the Act to avoid registration as an investment company. Nonetheless, for the avoidance of doubt, Applicants request that, as provided in Condition 12 below, these types of investments be permitted even if they did rely on those Sections.

In the case of those Underlying Funds that may operate using a master-feeder structure, having a Fund of Funds as an investor could result in a three-tier arrangement (a Fund of Funds investing in a feeder fund investing in a master fund). However, the Applicants do not believe that this will result in an overly complex structure, because the master-feeder arrangement is entirely transparent. For any investor, whether a Fund of Funds or any other investor, an investment in an Underlying Fund that was a feeder fund in a master-feeder arrangement would be no different than investing in an Underlying Fund that does not use a master-feeder arrangement (i.e., an Underlying Fund that invests directly in portfolio securities).

B.	Section 17(a) Relief

1.	Explanation of Section 17(a)

Applicants also seek, pursuant to Sections 6(c) and 17(b) of the Act, an exemption granting relief from the provisions of Section 17(a) of the Act to permit Underlying Funds to sell their shares to Funds of Funds and, to the extent applicable, redeem their shares from Funds of Funds as and to the extent described in this Application.

Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:

(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person, 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

The sale of shares by the Underlying Funds to the Funds of Funds and the purchase of those shares from the Funds of Funds by the Affiliated Open-End Investment Companies, Unaffiliated Open-End Investment Companies, and Underlying UITs (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a) of the Act.15 For example, the Funds of Funds and the Affiliated Funds may be deemed to be under the common control of the Advisers and therefore affiliated persons of one another. A Fund of Funds and an Unaffiliated Fund also may be deemed to be affiliated persons of one another if the Fund of Funds owns 5% or more of such Unaffiliated Fund’s outstanding voting securities. Accordingly, the sale of shares by Unaffiliated Open-End Investment Companies and Unaffiliated UITs to Funds of Funds and the redemption of those shares by the Funds of Funds may be deemed to violate Section 17(a) of the Act. Similarly, the participation by the Fund of Funds in a follow-on offering of any Unaffiliated Closed-End Investment Company may be deemed to violate Section 17(a) of the Act.16

[15]	Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by an Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgement.
[16]

Applicants would not require relief from Section 17(a) for secondary market transactions in the shares of any Unaffiliated Fund that operates as an ETF or closed-end fund, regardless of whether the Fund of Funds and such Unaffiliated Funds may be deemed to be affiliated persons.

2.	Request for an Order of Exemption Pursuant to Sections 17(b) and 6(c)

Section 17(b) of the Act permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) of the Act if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policies of each Fund of Funds and each Underlying Fund; and (3) the proposed transaction is consistent with the general purposes of the Act.

Additionally, Section 6(c) of the Act provides that: “the Commission by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

The Commission has routinely granted relief from Section 17(a) to permit registered open-end funds to sell their shares to other registered open-end funds, which supports Applicants’ request for relief to permit sales by Unaffiliated Open-End Investment Companies and Affiliated Open-End Investment Companies to a Fund of Funds. Applicants do not believe that the policy considerations for relief from Section 17(a) are any different in the context of sales by any Underlying Fund that is not an open-end fund to a Fund of Funds. There is only one type of sales transaction by an Unaffiliated Closed-End Investment Company or Affiliated Closed-End Investment Company that would require relief from Section 17(a) namely, an underwritten initial or follow-on offering made by such Unaffiliated Closed-End Investment Company or Affiliated Closed-End Investment Company. In such a transaction, the Unaffiliated Closed-End Investment Company or Affiliated Closed-End Investment Company’s shares must, as a regulatory matter, be priced at NAV (plus the cost of any distributing commission or discount), unless the offering fits within a narrow range of exceptions that are designed to limit overreaching by the selling fund. For this reason—namely, NAV pricing—Applicants do not believe that Section 17(a) relief to permit sales of shares by Unaffiliated Closed-End Investment Companies or Affiliated Closed-End Investment Companies presents any different concerns or considerations than are presented in connection with Section 17(a) relief to permit sales of shares by Unaffiliated Open-End Investment Companies and/or Affiliated Open-End Investment Companies to Funds of Funds. Thus, Applicants believe that the policy considerations support the relief requested from Section 17(a).

Applicants believe that the proposed transactions described in this Application satisfy the requirements for relief under both Sections 17(b) and 6(c) as the terms are fair and reasonable and do not involve overreaching. The terms upon which any Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be in accordance with the rules and regulations under the Act. Finally, Applicants submit that the proposed transactions will be consistent with the policies of each Fund of Funds and each Underlying Fund and with the general purposes of the Act.17 The investment by a Fund of Funds in shares of each type of Underlying Fund and the issuance of shares of each type of Underlying Fund to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds and such Underlying Funds, respectively.

IV.	SUPPORTING PRECEDENT

The Commission has granted exemptive orders to other mutual fund complexes to establish funds of funds arrangements with affiliated and unaffiliated open-end investment companies. See In the Matter of Schwab Capital Trust, et al. (“Schwab”), Investment Company Act Release Nos. 24067 (Oct. 1, 1999) (notice) and 24113 (Oct. 27, 1999) (order) (the “Schwab Order”). Schwab requested an exemption under Section 12(d)(1)(J) of the 1940 Act from Sections 12(d)(1)(A) and (B) of the 1940 Act to permit certain series of the Schwab trusts (“Schwab Trusts”)

[17]

The Applicants note that a Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF or closed-end fund through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from Sections 17(a)(l) and (2) to permit each ETF or closed-end fund that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of a Fund of Funds to sell shares to or redeem shares from the Fund of Funds. This includes, in the case of sales and redemptions of shares of ETFs, the in-kind transactions that accompany such sales and redemptions. The Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF, BDC or closed-end fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF, BDC or closed-end fund or an entity controlling, controlled by or under common control with the investment adviser to the ETF, BDC or closed-end fund, is also an investment adviser to the Fund of Funds.

to invest (a) in other series of the Schwab Trusts and other registered open-end management investment companies that are part of the same “group of investment companies” as defined in Section 12(d)(1)(G) of the 1940 Act, and (b) in other registered open-end investment companies that are not part of the same group of investment companies as the Schwab Trusts. The Schwab Order also permits the Schwab Trusts to make direct investments in stocks, bonds, and any other securities which are consistent with their investment objective(s).

The Applicants also note that the Commission has recently granted relief substantially identical or similar to that requested herein, permitting funds of funds arrangements to include, not only investments in open-end funds and UITs, but in closed-end funds as well. The Applicants also note that the Commission has granted relief substantially identical or similar to that requested herein where applicants contemplated that certain underlying funds would invest in wholly-owned subsidiaries. See, e.g., In the Matter of Guggenheim Funds Trust, et al., Investment Company Act Release Nos. 32140 (June 6, 2016) (notice) and 32170 (July 5, 2016) (order); In the Matter of Asset Management, Inc. and AAM ETF Trust, Investment Company Act Release Nos. 31870 (Sept. 19, 2015) (notice) and 31902 (Nov. 16, 2015) (order); In the Matter of Janus Investment Fund, et al., Investment Company Act Release Nos. 31753 (Aug. 13, 2015) (notice) and 31808 (Sept. 9, 2015) (order); In the Matter of Amplify Investments LLC and Amplify ETF Trust, Investment Company Act Release Nos. 31683 (Jun. 18, 2015) (notice) and 31716 (Jul. 15, 2015) (order).

V.	CONCLUSION

Based upon the foregoing, Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to issue the Order (i) pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C), and (ii) pursuant to Sections 6(c) and 17(b) for an exemption from the provisions of Section 17(a).

VI.	APPLICANTS’ CONDITIONS

Applicants agree that the Order granting the requested relief shall be subject to the following conditions:

1.

The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section

2(a)(9) of the Act. With respect to a Fund’s investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company’s shares. If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund, then the Group or the Sub-Adviser Group (except for any member of the Group or the Sub-Adviser Group that is a Separate Account) will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. A Registered Separate Account will seek voting instructions from its Variable Contract holders and will vote its shares of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either: (i) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares; or (ii) seek voting instructions from its Variable Contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated UIT).

2.	No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.	The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4.	Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

5.	No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated UIT) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6.

The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.

The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7.	Each Unaffiliated Investment Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth (1) the party from whom the securities were acquired, (2) the identity of the underwriting syndicate’s members, (3) the terms of the purchase, and (4) the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8.

Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute an FOF Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.	Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

10.	The Advisers will waive fees otherwise payable to them by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund (or its Wholly-Owned Subsidiary) by the Advisers, or an affiliated person of the Adviser, other than any advisory fees paid to the Advisers or their affiliated persons by the Unaffiliated Investment Company (or its Wholly-Owned Subsidiary), in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund (or its Wholly-Owned Subsidiary), other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company (or its Wholly-Owned Subsidiary), in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the applicable Fund of Funds.

11.	With respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in FINRA Rule 2341, if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in FINRA Rule 2341.

12.	No Underlying Fund (or its respective master fund) will acquire securities of any other investment company, or company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund (or its respective master fund): (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act and is either an Affiliated Fund or is in the same “group of investment companies” as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund (or its respective master fund) to (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions; or (d) invests in a Wholly-Owned Subsidiary that is a wholly-owned and controlled subsidiary of the Underlying Fund (or its respective master fund) as described in the Application. Further, no Wholly-Owned Subsidiary will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act other than money market funds that comply with Rule 2a-7 for short-term cash management purposes.

VIII. PROCEDURAL MATTERS

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act. The names and addresses of Applicants are indicated on the cover page of the Application. All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

IX.	REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Commission enter the Order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the relief sought by this Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

X.	AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby represents that all requirements for the execution and filing of this Application on its behalf have been complied with in accordance with its applicable organizational documents, and the undersigned officers of Applicants are fully authorized to execute this Application and any further amendments thereto. The verifications required by Rule 0-2(d) under the Act are below.

SIGNATURES

ON BEHALF OF GOLDMAN SACHS TRUST, GOLDMAN SACHS TRUST II, GOLDMAN SACHS ETF TRUST AND GOLDMAN SACHS VARIABLE INSURANCE TRUST

By:	/s/ James A. McNamara
Name:	James A. McNamara
Title: Date:	President April 10, 2018

ON BEHALF OF GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:	/s/ Kenneth Topping
Name:	Kenneth Topping
Title: Date:	Managing Director April 10, 2018

ON BEHALF OF GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL

By:	/s/ Nicholas W. Phillips
Name:	Nicholas W. Phillips
Title: Date:	Managing Director April 10, 2018

ON BEHALF OF GS INVESTMENT STRATEGIES, LLC

By:	/s/ Michelle Barone
Name:	Michelle Barone
Title: Date:	Authorized Signatory April 10, 2018

EXHIBIT INDEX

Exhibit A

1.	Verification of Goldman Sachs Trust, Goldman Sachs Trust II, Goldman Sachs ETF Trust and Goldman Sachs Variable Insurance Trust

2.	Verification of Goldman Sachs Asset Management, L.P.

3.	Verification of Goldman Sachs Asset Management International

4.	Verification of GS Investment Strategies, LLC

Exhibit B — Authority to Apply for SEC Exemptive Relief

Exhibit A-1

VERIFICATION OF APPLICATION – GOLDMAN SACHS TRUST, GOLDMAN SACHS TRUST II, GOLDMAN SACHS ETF TRUST AND GOLDMAN SACHS VARIABLE INSURANCE TRUST

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned being duly deposed and sworn deposes and says that he has duly executed this Application for an Exemptive Order on April 10, 2018 for and on behalf of Goldman Sachs Trust, Goldman Sachs Trust II, Goldman Sachs ETF Trust and Goldman Sachs Variable Insurance Trust; that he is the President of such companies; and that all actions by trustees and other persons necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ James A. McNamara
James A. McNamara	April 10, 2018

Subscribed and sworn to before me, a Notary Public, this 10th day of April, 2018.

/s/ Barbara Nelson
Name: Barbara Nelson	April 10, 2018

[Official Seal] My commission expires: October 13, 2018

Exhibit A-2

VERIFICATION OF APPLICATION – GOLDMAN SACHS ASSET MANAGEMENT, L.P.

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned being duly deposed and sworn deposes and says that he has duly executed this Application for an Exemptive Order on April 10, 2018 for and on behalf of Goldman Sachs Asset Management, L.P.; that he is a Managing Director of such company; and that all actions by trustees and other persons necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Kenneth Topping
Kenneth Topping	April 10, 2018

Subscribed and sworn to before me, a Notary Public, this 10th day of April, 2018.

/s/ Barbara Nelson
Name: Barbara Nelson	April 10, 2018

[Official Seal] My commission expires: October 13, 2018

Exhibit A-3

VERIFICATION OF APPLICATION – GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL

ENGLAND & WALES	)
)
CITY OF LONDON	)

I, Peter Edmund Adams, Notary Public of the City of London and elsewhere in England, by Royal Authority duly admitted and sworn, practising in the said City,

DO HEREBY CERTIFY AND ATTEST:

THAT the hereunto annexed Application has been signed by Nicholas William Phillips, whose personal identity I, the Notary, attest, a Managing Director of the English company styled “GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL”, a private unlimited company duly incorporated on 27th February 1990 and existing under the laws of England, registered at the Companies Registration Office for England and Wales under number 2474901 and having its Registered Office at Peterborough Court, 133 Fleet Street, London EC4A 2BB, England;

AND THAT the said Nicholas William PHILLIPS, acting in his aforesaid capacity, is duly authorised to sign the said annexed Application on behalf of the said company.

IN TESTIMONY WHEREOF I have hereunto set my hand and affixed my Seal of Office in the City of London aforesaid, this twelfth day of April in the year Two thousand and eighteen.

[Official Seal]

My commission expires: with life

Exhibit A-4

VERIFICATION OF APPLICATION – GS INVESTMENT STRATEGIES, LLC

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned being duly deposed and sworn deposes and says that he has duly executed this Application for an Exemptive Order on April 10, 2018 for and on behalf of GS Investment Strategies, LLC; that he is an Authorized Signatory of such company; and that all actions by trustees and other persons necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michelle Barone
Michelle Barone	April 10, 2018

Subscribed and sworn to before me, a Notary Public, this 10th day of April, 2018.

/s/ Barbara Nelson
Name: Barbara Nelson	April 10, 2018

[Official Seal] My commission expires: October 13, 2018

Exhibit B

AUTHORITY TO APPLY FOR SEC EXEMPTIVE RELIEF

Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust

RESOLVED, that the filing of an application with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Sections 6 (c) and 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order or orders amending the order from the SEC, dated August 26, 2008, granting an exemption from the provisions of Sections 12(d)(1)(A) and (B) of the 1940 Act (the “Order”), to permit any existing or future series of the Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust (the “Trusts”) also to invest in registered investment companies that invest in wholly-owned commodity subsidiaries organized under the laws of a foreign jurisdiction, is hereby approved, authorized and directed; and be it further

RESOLVED, that the appropriate officers of the Trusts, be, and each of them hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file such documents, including any amendments thereof, as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the application for the Order.

Goldman Sachs Trust II

RESOLVED, that the filing of an application with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Sections 6 (c) and 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order or orders amending order from the SEC, dated August 26, 2008, granting an exemption from the provisions of Sections 12(d)(1)(A) and (B) of the 1940 Act (the “Order”), to (i) permit any existing or future series of the Goldman Sachs Trust II (the “Trust”) to acquire, in excess of the limits set forth in Section 12(d)(l)(A) of the 1940 Act, the shares of “underlying funds” (as defined in the Order) that, in turn, will invest in other investment companies and pooled investment vehicles, including wholly-owned subsidiaries that have been formed to obtain exposure to the commodities markets; and (ii) add the Trust as a named applicant to the Order, is hereby approved, authorized and directed; and be it further

RESOLVED, that the appropriate officers of the Trust, be, and each of them hereby is, authorized, empowered and directed to prepare, execute and file such documents, including any amendments thereof, and to take such other actions as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, such determination to be conclusively evidenced by the doing of such acts and the preparation, execution, and filing of such documents.

Goldman Sachs ETF Trust

RESOLVED, that the filing of an application with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Sections 6 (c) and 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order or orders amending the order from the SEC, dated August 26, 2008, granting an exemption from the provisions of Sections 12(d)(1)(A) and (B) of the 1940 Act (the “Order”), to (i) permit any existing or future series of the Goldman Sachs ETF Trust (the “Trust”) to acquire, in excess of the limits set forth in Section 12(d)(l)(A) of the 1940 Act, the shares of “underlying funds” (as defined in the Order) that, in turn, will invest in other investment companies and pooled investment vehicles, including wholly-owned subsidiaries that have been formed to obtain exposure to the commodities markets; and (ii) add the Trust as a named applicant to the Order, is hereby approved, authorized and directed; and be it further

RESOLVED, that the appropriate officers of the Trust, be, and each of them hereby is, authorized, empowered and directed to prepare, execute and file such documents, including any amendments thereof, and to take such other actions as he or she may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, such determination to be conclusively evidenced by the doing of such acts and the preparation, execution, and filing of such documents.